UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alliance One International, Inc.

Full Name of Registrant

Former Name if Applicable

8001 Aerial Center Parkway

Address of Principal Executive Office (Street and Number)

Morrisville, North Carolina 27560-8417

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

On May 25, 2016, Alliance One International, Inc. (the “Company”) filed with the Securities and Exchange Commission its Amendment No. 1 on Form 10-K/A for the fiscal year ended March 31, 2015 (the “Form 10-K/A”) to amend its Annual Report on Form 10-K for such fiscal year, its amendment No. 1 on Form 10-Q/A for the period ended June 30, 2015 (the “Form 10-Q/A”) to amend its Quarterly Report on Form 10-Q for such period, its Quarterly Report on Form 10-Q for the period ended September 30, 2015 (the “Second Quarter Form 10-Q”) and its Quarterly Report on Form 10-Q for the period ended December 31, 2015 (the “Third Quarter Form 10-Q”). The Form 10-K/A and Form 10-Q/A were filed to correct errors the Company discovered in its accounting at its Kenya subsidiary; certain details regarding those errors and adjustments are discussed in Note 1A “Restatement of Previously Issued Consolidated Financial Statements” of Notes to Consolidated Financial Statements (As Restated) included in Item 8 of the Form 10-K/A and in Note 1A “Restatement of Previously Issued Condensed Consolidated Financial Statements” of Notes to Condensed Consolidated Financial Statements (As Restated) included in Item 1 of the Form 10-Q/A.

The effort required to file the 10-K/A, the Form 10-Q/A, the Second Quarter Form 10-Q and Third Quarter Form 10-Q has delayed the preparation and completion of the Company’s Form 10-K for the fiscal year ended March 31, 2016 (the “Form 10-K”). As a result, the Company will be unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense.

The Company intends to file the Form 10-K as soon as practicable and intends to do so within the fifteen-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Joel L. Thomas	(919)	379-4300
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Based on preliminary unaudited results the Company anticipates reporting the following significant changes for the fiscal year:

•	Total sales and other operating revenues are anticipated to have been approximately $1,904 million for the fiscal year ended March 31, 2016, a 7.9% decrease compared to the prior fiscal year principally due to changes in product mix, the negative impact on pricing resulting from an oversupply of tobacco in the market and lower prices paid to tobacco suppliers in most regions due to a stronger U.S. dollar.

•	Gross profit is anticipated to have decreased by 7.5% to approximately $224 million in fiscal year 2016, though gross margin as a percentage of sales is anticipated to have remained consistent with the prior year.

•	The Company anticipates reporting a gain of approximately $94 million in other operating income during the fourth quarter of the fiscal year ended March 31, 2016 resulting from the reconsolidation of its Zimbabwe subsidiary as of March 31, 2016, as it has determined that the uncertainty of its ability to maintain a controlling financial interest in its Zimbabwe subsidiary was eliminated as of March 31, 2016.

•	The Company anticipates reporting operating income of approximately $188 million for the fiscal year ended March 31, 2016, a 92.3% increase over the prior year due principally to the gain from the reconsolidation of the Zimbabwe subsidiary.

            Alliance One International, Inc.

(Name of Registrant as Specified in Charter)

has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2016	ALLIANCE ONE INTERNATIONAL, INC.

	By:	/s/ Joel L. Thomas
Joel L. Thomas
Executive Vice President - Chief Financial Officer